Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

(“the Company”)

OPTIONS PROSPECTUS

This prospectus (Prospectus) contains the following offers of options (New Options) (each with an exercise price of A$0.028 (2.8 Australian cents), expiry date of 26 February 2027 and which, upon exercise, entitle the holder to one fully paid ordinary share in the capital of the Company (Share):

●	1,212,121,223 New Options to participants in the Placement (as defined in Section 1.2 of this Prospectus) on the basis as described in Section 1.1 of this Prospectus (Placement Offer); and

●	10,179,688 New Options to MST Financial Services Pty Ltd (MST Financial) (and/or its nominee(s)) for the purpose described in section 1.1 of this Prospectus (Broker Offer).

The Placement Offer and Broker Offer are collectively the Offers. The issue of the New Options was approved by the shareholders of the Company at the general meeting on 31 March 2025 (Meeting).

The Offers are only made to and capable of acceptance by the respective identified parties. Further details of the Offers are contained within this Prospectus.

Unless closed earlier the Offers close at 7:00pm (Melbourne time) on 22 April 2025, which date may change without notice.

THIS DOCUMENT IS IMPORTANT AND SHOULD BE READ IN ITS ENTIRETY

It is important that you read this Prospectus carefully before deciding whether to accept an Offers (or any of them). If you do not understand its contents you should consult your stockbroker, accountant or other professional adviser.

The securities offered under this Prospectus are considered highly speculative

CORPORATE DIRECTORY

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

Directors

Geoffrey Kempler - Non-Executive Chairman
Lawrence Gozlan - Non-Executive Director
Peter Marks - Non-Executive Director
Brian Meltzer - Non-Executive Director

Chief Executive Officer

David Stamler

Company Secretary and Chief Financial Officer

Abby Macnish Niven

Registered Office

Level 14, 350 Collins Street

Melbourne VIC 3000

Tel: +61 3 9349 4906

Share Registrar (named for information purposes only)

Automic Pty Ltd

Level 5, 191 St Georges Terrace

Perth WA 6000

ASX Code

ATH

Web Site

www.alteritytherapeutics.com

To view annual reports, shareholder and company information, news announcements, background information on the Company’s business and historical information, visit https://alteritytherapeutics.com/.

IMPORTANT NOTICES

This prospectus (Prospectus) is dated 17 April 2025. A copy of this Prospectus was lodged with the Australian Securities & Investments Commission (ASIC) on the same date. Neither ASIC nor ASX Limited (ASX) nor their respective officers take any responsibility as to the contents of this Prospectus.

Subject to the Corporations Act 2001 (Cth) (Corporations Act), the ASX Listing Rules and other applicable laws, the Company reserves the right to close the Offers (or either of them) early, to extend the Closing Date in respect of one or both of the Offers and/or any other dates (by making an announcement of the extension to ASX), or not to proceed with the Offers (or either of them).

Unless closed earlier, the Offers close at 7:00pm (Melbourne time) on 22 April 2025 (Closing Date), which date may change, in respect of one or both of the Offers, without notice.

This Prospectus is for offers of options to acquire continuously quoted securities (the New Options) and accordingly is not required by the Corporations Act to contain all the information normally required to be set out in a document of this type. This Prospectus contains and applies to the Offers of New Options.

This Prospectus incorporates by reference certain information contained in documents lodged with ASIC. A document incorporated by reference in this Prospectus in this manner may be obtained free of charge from the Company during the application period.

The Company has adopted a target market determination (TMD) for each of the respective Offers. The TMDs are available at the website of the Company, www.alteritytherapeutics.com. By making an application under one or both of the Offers, an investor warrants that they have read and understood the applicable TMD and that they meet the eligibility criteria of, and fall within the target markets set out in, that TMD.

No person is authorised to give any information or make any representation in connection with this Prospectus that is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the offer of securities.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should observe any of those restrictions. Any failure to comply with the restrictions may constitute a violation of applicable securities law.

No action has been taken to register or qualify the Offers or the New Options or otherwise to permit a public offering of the securities offered under this Prospectus, in any jurisdiction outside Australia.

The New Options have not been, and will not be, registered under the United States Securities Act of 1933 and should not be offered or sold within the USA.

No account has been taken of particular objectives, financial situation or needs of recipients of this Prospectus. Recipients of this Prospectus should have regard to their own objectives, financial situation and needs. Recipients of this Prospectus should make their own independent investigation and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and risks associated with investing. Independent expert advice should be sought before any decision is made to apply for New Options under this Prospectus.

All monetary amounts in this Prospectus are in Australian dollars unless otherwise stated.

All dates and times are dates and times in Melbourne, Victoria, Australia unless otherwise stated.

The securities offered under this Prospectus are considered highly speculative.

TIMETABLE^

Lodgement of Prospectus	17 April 2025
Opening date of Offers	17 April 2025
Closing Date of the Offers at 7.00pm (Melbourne time), unless closed earlier	22 April 2025
Proposed issue of New Options	23 April 2025

^	The above dates should be regarded as indicative only and may change without notice. All dates and times are Melbourne, Victoria, Australia time. Subject to the Corporations Act, the ASX Listing Rules and other applicable laws, the Company reserves the right, in respect of either or both Offers, to change the above dates, close the Offers (or either of them) before the date stated above, accept late applications under the Offers (or either of them), extend the Closing Date in respect of one or both Offer or not proceed with the Offers (or either of them). The Company reserves the right to extend the Closing Date in respect of one or both of the Offers by making an announcement of the extension to ASX. No securities will be issued on the basis of this Prospectus after 17 May 2026, being the expiry date of this Prospectus.

CONTENTS

1.	Details of the Offers	8
2.	Purpose of the Offers and this Prospectus	9
3.	Financial effect of the Offers	9
4.	Effect on Control and the Capital Structure of the Company	10
5.	Risks	11
6.	Acceptance Instructions	14
7.	Continuous Disclosure Obligations	14
8.	ASX Announcements	16
9.	Terms of securities offered	17
10.	Director’s interests	19
11.	Taxation	20
12.	Overseas Investors	20
13.	Privacy	20
14.	Electronic Prospectus	21
15.	Investment Decisions	21
16.	Future Performance	21
17.	Enquiries	21

KEY INVESTMENT RISKS – SUMMARY

Please read and consider this Prospectus in full and in conjunction with matters which have or may be referred to in the Company’s ASX announcements before applying for New Options.

Section 5 of this Prospectus contains an overview of some of the key risks associated with investment in the Company, including risks associated with the Offers as set out below:

●	Value of securities and share market conditions including liquidity risk.

●	Potential taxation consequences.

●	There being no guarantee that the share price of the Company will be greater than the exercise price of New Options prior to the expiry date of New Options.

The Company provided detailed disclosure of business risk factors in its item 3.D of its 2024 Annual Report for the reporting period ended 30 June 2024 that was released to ASX on 26 September 2024. The 2024 Annual Report has been lodged with ASIC and item 3.D of the 2024 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act.

A copy of the 2024 Annual Report including item 3.D is available at www.asx.com.au (search code “ATH”) and can be obtained from the Company upon request.

A selection of risk factors as described in item 3.D of the 2024 Annual Report are set out below:

(a)	The Company has a history of operating losses.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies.

(e)	The Company’s business and operations would suffer in the event of any IT system failure, cybersecurity attack, data breach, or vulnerability in the Company’s or a third-party vendors’ information security program or defences.

(f)	The Company is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts such as in the Middle East and between Russia and Ukraine.

(g)	The Company consider proprietary trade secrets and/or confidential know-how and unpatented know- how to be important to its business.

(h)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(i)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability.

(j)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.

Further details of the above risk factors, as well as information regarding additional business risk factors that may impact upon the Company, are set out in item 3.D of the 2024 Annual Report as described above.

ABOUT THE OFFERS - SUMMARY

The following summary provides only a limited overview of the Offers made under this Prospectus. Further details are set out in this Prospectus. Please read and consider this Prospectus in full before making any decision regarding seeking to accept the Offers or otherwise investing in the Company.

Topic	Summary	For more information see:
Placement Offer

What is the Placement Offer?

An offer of an aggregate of 1,212,121,223 New Options to subscribers for Shares under the Placement on the basis as described in Section 1.1. The issue of these New Options was approved by shareholders of the Company at the Meeting.

No funds will be raised under the Placement Offer.

Sections 1.1 and 1.2

What is the purpose of the Placement Offer?

The purpose of the Placement Offer is to facilitate the issue of the New Options as approved by shareholders at the Meeting and, in particular, to facilitate the secondary trading of Shares issued on exercise of New Options, if any, and the secondary trading of New Options if quotation (listing) of the New Options is granted by ASX.

Sections 1.2 and 2.

Who can apply under the Placement Offer?

The Placement Offer is only made to and capable of acceptance by subscribers for Shares under the Placement on the basis described in Section 1.1. The Company will provide a personalised application form to eligible investors to participate under the Placement Offer.

Sections 1.1 and 6

What are the terms of New Options?

Each New Option has an exercise price of A$0.028 (2.8 Australian cents), expiry date of 26 February 2027 and upon exercise entitle the holder to one Share.

The full terms of New Options are set out in Section 9.1.

Sections 1.1, 1.2 and 9.1

Broker Offer

What is the Broker Offer?

An offer of 10,179,688 New Options to MST Financial (and/or its nominee(s)) as part fees for MST Financial acting as the lead manager of the Placement as described in section 1.1. The issue of the New Options was approved by shareholders at the Meeting.

No funds will be raised under the Broker Offer.

Sections 1.1 and 1.2

What is the purpose of the Broker Offer?

The purpose of the Broker Offer is to facilitate the issue of the New Options as approved by shareholders at the Meeting and, in particular, to facilitate the secondary trading of Shares issued on exercise of New Options, if any, and the secondary trading of New Options if quotation (listing) of the New Options is granted by ASX.

Sections 1.2 and 2.

Who can apply under the Broker Offer?

The Broker Offer is only made to and capable of acceptance by MST Financial (and/or its nominee(s)). The Company will provide a personalised application form to eligible investors to participate under the Broker Offer.

Sections 1.1 and 6

Topic	Summary	For more information see:
What are the terms of New Options?

Each New Option has an exercise price of A$0.028 (2.8 Australian cents), expiry date of 26 February 2027 and upon exercise entitle the holder to one Share.

The full terms of New Options are set out in Section 9.1.

Sections 1.1, 1.2 and 9.1

General

Are there risks associated with investment in the Company?

There are risks associated with investment in the Company. These include risks relating to the New Options, risks relating to the Company and risks associated with financial investment generally. Please carefully consider the risks and the information contained in this Prospectus in conjunction with any specific matters which have or may be referred to in the Company’s ASX announcements (www.asx.com.au, search code “ATH”) before applying for or acquire New Options or otherwise investing in the Company.

Section 5

What are the taxation implications of receiving New Options?	Taxation implications will vary depending upon the specific circumstances of the investor. You should obtain professional advice as to the taxation treatment applicable to you.	Section 11

Where can I find more information?

For more information on the Company please see the Company’s website (www.alteritytherapeutics.com) or the Company’s ASX announcements (available on the ASX’s website www.asx.com.au, search code “ATH”).

Sections 7, 8 and 17

What if I have questions?	You should consult your stockbroker, accountant, solicitor or other professional adviser before deciding to apply for Options.

	Questions concerning the Offers can be directed to the Company by email to: info@alteritytherapeutics.com.	Section 17

1.	Details of the Offers

1.1	The Offers

The New Options are offered as follows:

●	1,212,121,223 New Options are offered under the Placement Offer for issue to participants in the Placement (described in Section 1.2) as free-attaching to Shares issued under the Placement on the basis of one New Option for every three Shares issued under the Placement; and

●	10,179,688 New Options are offered under the Broker Offer to MST Financial (and/or its nominee(s)) as part fees for MST Financial acting as lead manager of the Placement.

The issue of the offered New Options was approved by the shareholders of the Company at the Meeting on 31 March 2025.

Each of the Offers is only made to and capable of acceptance by the respective identified parties. The Company will provide a personalised application form to identified parties to participate in the Offers (or either of them).

1.2	Background – Placement

On 10 February 2025, the Company announced it had received binding commitments for a capital raising of A$40 million before costs via a placement of an aggregate of 3,636,363,636 Shares at an issue price of A$0.011 (1.1 Australian cents) per Share (Placement).

Under the terms of the Placement, every three Shares are to be accompanied by one New Option, subject to shareholder approval for the issue of New Options which was obtained at the Meeting. The issue of the New Options as free-attaching to Shares under the Placement is the subject of the Placement Offer.

The full terms of the New Options are set out in Section 9.1.

Participants in the Placement were sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act. The participants in the Placement included unrelated investors who are clients of MST Financial, unrelated Australian and international institutions, unrelated investors that were identified by the Company as part of its investor relations program and the Directors of the Company.

Issue of the Shares under the Placement was completed in two tranches as described below:

●	1,165,841,830 Shares were issued on 17 February 2025 under the placement capacity available to the Company under ASX Listing Rule 7.1 (799,014,703 Shares) and ASX Listing Rule 7.1A (366,827,127 Shares) in combination, raising approximately A$12.8 million before costs; and

●	The issue of 2,470,521,806 Shares was subject to shareholder approval, which was received at the Meeting. These Shares were issued on 4 April 2025, raising approximately A$27.2 million before costs.

MST Financial acted as lead manager of the Placement. The fees payable to MST Financial (and/or its nominee(s)) comprise:

●	5.5% of the amount raised up to A$30 million under the Placement; and

●	6% of the amount raised above A$30 million under the Placement; and

●	One New Option for every $2 raised under the Placement, up to a maximum of 10,179,688 New Options, subject to shareholder approval for the issue of New Options (which was obtained at the Meeting). The issue of these New Options to MST Financial (and/or its nominee(s)) is the subject of the Broker Offer.

1.3	ASX Listing – New Options

The Company proposes seeking quotation (listing) of issued New Options. New Options will be unquoted (unlisted) unless and until such time as the Company satisfies the quotation requirements of ASX, which will include:

●	There being at least 100,000 New Options on issue; and

●	The New Options being held by at least 50 holders with a marketable parcel (being if all options held by the holder are exercised in full, the underlying ordinary Shares would be a parcel of not less than $500 based on the trading price of Shares or the exercise price if underlying Shares are unquoted).

If official quotation of New Options is not granted, the New Options will be unlisted securities and will not be tradeable on ASX. The fact ASX may grant official quotation of New Options is not to be taken as an indication of the merits of the Company or the New Options. Appendix 3Bs released to ASX on 10 February 2025 and 24 February 2025 applied for quotation of New Options if the quotation requirements of ASX are satisfied.

For the avoidance of doubt, quotation of New Options is not a condition of the Offers (or either of them).

2.	Purpose of the Offers and this Prospectus

The purpose of this Prospectus and the Offers is to facilitate the issue of the New Options, in particular, to facilitate the secondary trading of Shares issued on exercise of the New Options (if any) and, subject to achieving quotation (listing), the secondary trading of the New Options on ASX, and to implement the shareholder approval for the issue of the New Options as received at the Meeting.

3.	Financial effect of the Offers

No funds will be raised under the Offers and accordingly the only impact of the Offers will be to reduce the cash reserves of the Company by the costs of the Offers. Estimated, approximate anticipated costs of the Offers are set out below:

Particulars	Amount ($)
Legal, printing and postage	$13,000
ASIC & ASX fees*	$50,000
TOTAL	$63,000

*	Assumes quotation of all the New Options

4.	Effect on Control and the Capital Structure of the Company

4.1	Capital Structure

SHARES

The Offers will not impact the issued Share capital of the Company unless and until New Options are exercised into Shares (if any). There is no guarantee that a certain number of New Options will be exercised into Shares, or any at all. For indicative purposes, the below tables show the impact of the exercise of 50% and 100% of the New Options under the Offers on the issued Share capital of the Company:

	Number	%
Existing Shares	9,127,370,686	93.72%
Shares issued on exercise of 50% of New Options under the Offers	611,150,456	6.28%
Total Shares post New Option exercise	9,738,521,142	100%

	Number	%
Existing Shares	9,127,370,686	88.19%
Shares issued on exercise of 100% of New Options under the Offers	1,222,300,911	11.81%
Total Shares post New Option exercise	10,349,671,597	100%

Notes to tables:

1.	All percentages are subject to rounding.
2.	The number of New Options exercised as described in the tables above are indicative only. There is no guarantee that a certain number of New Options will be exercised into Shares, or any at all.

OPTIONS

The existing and proposed options of the Company are set out in the table below. All existing options other than the ATHO options are unlisted, however, the Company proposes seeking quotation (listing) of the Options. The quotation (listing) of the Options is not a condition of the Offers (or either of them):

ASX code	Number of options	Expiry Date	Exercise price
ATHAAB	35,000,000	17 September 2025	$0.09 (9 cents)
ATHAAD	91,392,720	6 January 2026	$0.032 (3.2 cents)
ATHO	932,611,269	31 August 2026	$0.01 (1 cent)
ATHAAE	14,250,000	29 November 2026	$0.0375 (3.75 cents)
ATHAAG	11,900,000	29 November 2026	$0.0238 (2.38 cents)
ATHAAH	8,000,000	19 December 2026	$0.0105 (1.5 cents)
ATHAAK	170,000,000	30 December 2027	$0.01 (1 cent)
ATHAB	62,500,000	13 March 2029	US$0.0031 (0.31 US cents)
ATHAA	20,166,667	13 March 2029	US$0.004 (0.4 US cents)
ATHAC	120,000,000	21 March 2029	US$0.003 (0.3 US cents)
New Options under the Placement Offer	1,212,121,223	26 February 2027	$0.028 (2.8 cents)
New Options under the Broker Offer	10,179,688	26 February 2027	$0.028 (2.8 cents)

4.2	Details of substantial holders

As at the date of this Prospectus, the Company has received notices from two substantial shareholders (being holders of a relevant interest in 5% of more of the Shares on issue), being:

●	the Bank of New York Mellon Corporation and each Group Entity that together form the BNYMC Group, as holding a relevant interest in 2,277,309,274 Shares (approximately 24.95%). BNYMC Group has advised that the relevant interest in 2,277,308,548 shares arises from the BNYMC Group having the limited power to dispose of, or control exercise of power to dispose of, securities deposited with or held by BNYMC (or its custodian or agent) in its capacity as depositary administering an American depository receipts (ADR) program for the Company. BNYMC Group does not have voting power in respect of those Shares.

●	Regal Funds Management Pty Ltd and its associates as holding a relevant interest in 1,255,948,179 Shares (approximately 13.76%).

Issue of New Options will not impact the relevant interests shareholders, including substantial shareholders.

4.3	Dilution and control

The existing percentages shareholdings in the Company of shareholders will not be diluted from issue of New Options under the Offers, are the New Options are convertible securities that do not have voting rights unless and until exercised into Shares. Accordingly, the Offers will not (collectively or in isolation) have a material impact on the control (as defined by section 50AA of the Corporations Act) of the Company.

The percentage shareholdings in the Company of shareholders may be diluted following the issue of Shares (if any) upon exercise of New Options. For indicative purposes, if the Offers are fully subscribed and all New Options are exercised then 1,222,300,911 Shares will be issued (subject to rounding) and if the Offer is 50% subscribed and those New Options are exercised then 611,150,456 Shares (subject to rounding) will be issued. The dilutive impact of the exercise of 50% or all New Options under the Offers is set out in the table below:

Shareholder (example)	Holding	% at date of this Prospectus	As % of total Shares if 50% of New Options exercised	As % of total Shares if 100% of New Options exercised
A	10,000,000	0.11%	0.10%	0.10%
B	25,000,000	0.27%	0.26%	0.24%
C	50,000,000	0.55%	0.51%	0.48%
D	150,000,000	1.64%	1.54%	1.45%
	300,000,000	3.29%	3.08%	2.90%

Notes to Table:

●	All percentages are rounded to two decimal places.
●	Assumes the percentage of New Options that are issued under the Offers are exercised into Shares. The above table is indicative only and there is no guarantee a certain number of, or any, New Options will be exercised into Shares.
●	It is assumed the notional Shareholders in the example above do not acquire or dispose of Shares.
●	The above does not take into account the exercise of any options except as stated otherwise.

5.	Risks

New Options are considered highly speculative. An investment in the Company carries risk.

The Directors strongly recommend potential investors consider the risk factors described below, together with information contained elsewhere in the Prospectus.

This section identifies circumstances the Directors regard as risks associated with investment in the Company and which may have a material adverse impact on the financial performance of the Company if they were to arise.

Specifically:

●	the Offers and New Options are subject to specific risks (refer to Section 5.1); and

●	the business, assets and operations of the Company are subject to further risk factors. The Company provided detailed disclosure of business risk factors in item 3.D of its 2024 Annual Report for the reporting period ended 30 June 2024 that was released to ASX on 26 September 2024. The 2024 Annual Report has been lodged with ASIC and item 3.D of 2024 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act.

A copy of item 3.D of the 2024 Annual Report is available at www.asx.com.au (search code “ATH”) and can be obtained from the Company upon request. A selection of the risk factors as contained in item 3.D of the 2024 Annual Report are set out in Section 5.2.

Where possible, the Directors aim to manage these risks by carefully planning the Company’s activities and implementing risk control measures. However, some of the risks identified are highly unpredictable or are out of the control of the Company and the Company is therefore limited to the extent it can effectively manage them. These risk factors are not intended to be an exhaustive list of risks to which the Company is, or will be, exposed.

5.1	Risks associated with the Offers

(a)	Value of securities, liquidity and share market conditions

The market price of Shares is subject to varied and unpredictable influences on the market for equities in general. Market conditions and lack of liquidity may affect the value of Shares (and New Options, if quoted (listed)) regardless of the performance of the Company. No assurance is given that there will be, or continue to be, an active market for the Shares or if an active market will be established for the Options if quoted (listed). The trading price of Shares (and New Options, if quoted (listed)) may fall as well as rise.

(b)	Taxation consequences

Participation in the Offers may have taxation consequences depending on the particular circumstances of the recipient. You should seek your own professional advice before investing in the Company.

(c)	Exercise price of New Options

There is no guarantee that the Share price will be greater than the exercise price of New Options up to the expiry date of 26 February 2027 for the New Options. Accordingly, there is a risk that securities will be out of the money during the exercise period, which will affect the value of the New Options.

5.2	Company Specific Risks

As noted above, the below represent a selection of the risk factors contained in item 3.D of the 2024 Annual Report released to ASX on 26 September 2024 which is available at www.asx.com.au (search code “ATH”) and can be obtained from the Company upon request:

(a)	The Company has a history of operating losses. The Company will need additional funding to complete its clinical trials and to operate its business; such funding may not be available or, if it is available, such financing is likely to be dilutive to existing shareholders.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products. The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies. Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.

(e)	The Company’s business and operations would suffer in the event of any IT system failure, cybersecurity attack, data breach, or vulnerability in the Company’s or a third-party vendors’ information security program or defences. While the Company invests in data protection efforts and its information technology, there are no guarantees that this will prevent significant breakdowns, data leakages, breaches in the Company’s systems or those of its third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon the Company’s reputation, business, operations or financial condition.

(f)	The Company is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts such as in the Middle East and between Russia and Ukraine. The Company’s business may face disruption and/or increased costs due to volatility in exchange rates, commodity prices, inflation and interest rates as a result. These events may also impact worldwide political, regulatory, economic or market conditions, as well as causing instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on the Company’s business, operating results, cash flows and financial position.

(g)	The Company considers proprietary trade secrets and/or confidential know-how and unpatented know- how to be important to its business. The Company may rely on trade secrets and/or confidential know- how to protect its technology, especially where patent protection is believed by the Company to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

(h)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(i)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability. The Company may incur substantial liabilities or be required to limit development or commercialisation of its candidate products if it cannot successfully defend itself against product liability claims.

(j)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that the Company is developing, or which would render its technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resistance and manufacturing and marketing capabilities than the Company does. In addition, many of the Company’s competitors have much more experience than it does in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

5.3	Investment Speculative

The above list of risk factors ought not to be taken as an exhaustive list of the risks faced by the Company or in connection with an investment in the Company. The above risk factors, and other risk factors not specifically referred to above, may materially affect the future financial performance of the Company and the value of the securities offered under this Prospectus. Shares issued on exercise of New Options carry no guarantee with respect to the payment of dividends, returns of capital or market value. The Company does not expect to declare any dividends for the foreseeable future.

Potential investors should consider that the investment in the Company is highly speculative.

6.	Acceptance Instructions

Applications under the Offers must be made pursuant to the application form provided by the Company. The Company may determine at its absolute discretion whether to accept any or all applications, including applications received after the Closing Date, at its absolute discretion.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons residing in countries outside Australia should consult their professional advisers as to whether governmental or other consent are required or whether formalities need to be observed for them to participate in the Offers (or either of them).

No account has been taken of the particular objectives, financial situation or needs of recipients of this Prospectus. Because of this, recipients of this Prospectus should have regard to their own objectives, financial situation and needs. Recipients of this Prospectus should make their own independent investigations and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and the risks associated with investing in the Company. Independent expert advice should be sought before any decision is made to accept the Offers (or either of them) or otherwise invest in the Company.

If you have questions about the Offers, please contact the Company by email to info@alteritytherapeutics.com.

7.	Continuous Disclosure Obligations

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act applicable to a prospectus for continuously quoted securities or securities convertible into continuously quoted securities (noting that the New Options are convertible into Shares that are continuously quoted securities).

Section 713 of the Corporations Act enables a company to issue a special prospectus where the securities under that prospectus are continuously quoted securities within the meaning of the Corporations Act. This generally means that the relevant securities are in a class of securities that were quoted enhanced disclosure securities at all times during the 3 months before the date of this Prospectus and other requirements relating to the Company not being subject to various exemptions and orders under the Corporations Act within the last 12 months are met.

In summary, special prospectuses are required to contain information in relation to the effect of the offer of securities on the company and the rights and liabilities attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company. Accordingly, this Prospectus does not contain the same level of disclosure as a prospectus of an unlisted company or an initial public offering prospectus.

Having taken such precautions and having made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the date of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

For the purpose of satisfying section 713(5) of the Corporations Act a prospectus must incorporate information that:

(a)	has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(b)	is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:

●	the assets and liabilities, financial position and performance, profit and losses and prospects of the Company; and

●	the rights and liabilities attaching to the securities being offered.

The prospectus must contain this information only to the extent to which it is reasonable for investors and their professional advisors to expect to find such information in the prospectus. The Company is not aware of any matters that need to be disclosed under this section of the Corporations Act that have not been previously disclosed, or which have not been set out in this Prospectus.

The Company operates an ongoing business and reports regularly on its activities. The Company from time to time seeks to engage in discussions on an ongoing basis in respect of potential opportunities. Funds may be used to fund the costs associated with identifying, investigating and pursuing such opportunities. While the Company may seek to negotiate such opportunities there is no certainty any such arrangement(s) will be finalised on particular terms, at a specific time, or at all. The Company will make further announcements in respect of any such opportunities (if any) in accordance with its continuous disclosure obligations as developments, if any, occur (however no guarantee can be given that such developments, if any, will occur).

As a disclosing entity under the Corporations Act, the Company is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASX and ASIC in relation to the Company may be obtained from or inspected by accessing the respective websites.

Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the acceptance period of this Prospectus:

(a)	The half year financial report of the Company for the half year ended 31 December 2024 (released to ASX on 28 February 2025), being the most recent financial report of the Company before the lodgement of this Prospectus with ASIC; and

(b)	The annual financial report of the Company for the financial year ended 30 June 2024 (released to ASX on 26 September 2024), being the most recent annual financial report of the Company before the lodgement of this Prospectus with ASIC; and

(c)	Any continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report referred to in (b) above before lodgement of this Prospectus. Continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report to the date of this Prospectus are listed in Section 8 of this Prospectus.

Such documents are also available online from the ASX website at www.asx.com.au, search code “ATH”.

8.	ASX Announcements

The following announcements (continuous disclosure notices) have been made by the Company to ASX since lodging its annual financial report for the year ended 30 June 2024 with ASIC:

Date	Headline
10 April 2025	Alterity Phase 2 Presentation at AAN 2025
10 April 2025	Alterity Presents Encouraging New Phase 2 Data in MSA
09 April 2025	Change of Director’s Interest Notice x 3
08 April 2025	Becoming a substantial holder
08 April 2025	Change in substantial holding
07 April 2025	Completion of Placement
07 April 2025	Notice Under Section 708A
07 April 2025	Application for quotation of securities - ATH
03 April 2025	Alterity to Deliver Oral Presentation of ATH434 Trial at AAN
31 March 2025	Results of Meeting
27 March 2025	Alterity Completes Last Patient Visit in Open-Label Trial
24 March 2025	Ceasing to be a substantial holder
14 March 2025	Application for quotation of securities - ATH
13 March 2025	Becoming a substantial holder
28 February 2025	Notice of Extraordinary General Meeting/Proxy Form
28 February 2025	Half Yearly Report and Accounts
24 February 2025	Proposed issue of securities - ATH
19 February 2025	Change in substantial holding
17 February 2025	Notice Under Section 708A
17 February 2025	Application for quotation of securities - ATH
10 February 2025	Proposed issue of securities - ATH
10 February 2025	Alterity raises A$40m to Advance ATH434 Development in MSA
7 February 2025	Ceasing to be a substantial holder
6 February 2025	Trading Halt
6 February 2025	Becoming a substantial holder
5 February 2025	Disclosure under Takeovers Panel GN 20
5 February 2025	Change in substantial holding
4 February 2025	Notice Under Section 708A
4 February 2025	Application for quotation of securities - ATH
3 February 2025	Proposed issue of securities - ATH
3 February 2025	Alterity Raises Funds for ATH434 BD and Clinical Activities
30 January 2025	Application for quotation of securities - ATH
30 January 2025	ATH434-201 Phase 2 Topline Results Presentation
30 January 2025	Positive ATH434 Phase 2 Results Led By Clinical Efficacy
28 January 2025	Trading Halt
24 January 2025	Quarterly Activities/Appendix 4C Cash Flow Report
22 January 2025	Application for quotation of securities - ATH
17 January 2025	ATH shareholder newsletter January 2025
6 January 2025	Change of Director’s Interest Notice x 4
31 December 2024	Notification regarding unquoted securities - ATH
4 December 2024	Alterity Announces Completion of Phase 2 Clinical Trial
22 November 2024	Results of Meeting
22 November 2024	Presentation to Annual General Meeting
22 November 2024	Chairman’s Address 2024 Annual General Meeting
19 November 2024	Change of Company Secretary
12 November 2024	ATH Presentation Tracking MSA Progression at Intl Symposium
6 November 2024	Alterity Announces Publication On ATH434 Mechanism of Action
31 October 2024	Quarterly Activities/Appendix 4C Cash Flow Report
23 October 2024	Notice of Annual General Meeting
14 October 2024	ATH to Participate in 2024 Maxim Healthcare Virtual Summit
11 October 2024	Alterity Presents Data Describing Neuroprotection of ATH434
4 October 2024	Change of Share Registry
2 October 2024	Alterity Data Presentations at MDS Congress Raises Profile
30 September 2024	Alterity Therapeutics Filed Form 20-F and XBRL data with SEC
30 September 2024	ATH Appoints Abby Macnish Niven as Chief Financial Officer
26 September 2024	Appendix 4G
26 September 2024	Corporate Governance Statement
26 September 2024	Annual Report 2024

Any person may request, and the Company will provide free of charge, a copy of any of the above announcements during the application period of this Prospectus.

The Company may make further announcements to ASX from time to time. Announcements are released by ASX on its website, www.asx.com.au under the Company’s ASX code “ATH” and copies of announcements can be obtained from the Company upon request and are available on the Company’s website www.alteritytherapeutics.com. Prospective investors are advised to refer to ASX’s website for updated releases about events or matters affecting the Company.

In making statements in this Prospectus, it is noted that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

9.	Terms of securities offered

9.1	Options

Note: terms defined in this Section 9.1 are defined for the purposes of this Section 9.1 only

(a)	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

(b)	The Options may be exercised at any time prior to 5.00pm Melbourne time on 26 February 2027 (Expiry Date).

(c)	The exercise price of the Options is A$0.028 (2.8 cents) each (Exercise Price).

(d)	The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (ASX). The Options may accordingly be quoted (listed).

(e)	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 (Cth) and any other applicable law or regulation.

(f)	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part (for a minimum exercise price of $5,000, or such lesser amount as the Company may agree to, if the Holder is not exercising all their Options) by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

(g)	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the ASX for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

(h)	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(i)	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(j)	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

(k)	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

(l)	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

(m)	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

9.2	Shares on exercise of New Options

Shares issued on exercise of New Options will be fully paid ordinary shares in the capital of the Company, which will rank equally with, and will have the same voting and other rights as existing issued shares of the Company. The rights attaching to the Shares are set out in the constitution of the Company (Constitution), the Listing Rules of ASX and the Corporations Act. The Company’s constitution has been lodged with ASIC. The Constitution contains provisions of the kind common for public companies in Australia and are taken to be included in this Prospectus by operation of Section 712 of the Corporations Act. Any person may request a copy of the Constitution during the application period of the Prospectus, which the Company will provide free of charge.

9.3	General

The Offers and any application concerning the issue of New Options under this Prospectus shall be governed and construed in accordance with the laws of Victoria, Australia.

10.	Director’s interests

10.1	Securities

The Directors’ direct and indirect interests in securities of the Company as at the date of this Prospectus are set out in the table below.

SHARES & OPTIONS

	Shares		Options prior	Options after
Director/Shareholder (and/or associate(s))	Number	%	to the Offers	the Offers
Geoffrey Kempler	18,011,000	0.20%	74,000,000	74,000,000
Lawrence Gozlan	4,545,455	0.05%	57,000,000	58,515,152
Peter Marks	9,004,150	0.10%	39,380,952	39,987,013
Brian Meltzer	9,742,250	0.11%	39,380,952	40,138,528
Total	41,302,855	0.45%	209,761,904	212,640,693

Notes to the above table:

(1)	All Directors (and/or their nominee(s)) other than Geoffrey Kempler participated in the Placement and accordingly are proposed to receive the following New Options under the Placement Offer: Lawrence Gozlan – 1,515,152 New Options; Peter Marks – 606,061 New Options; Brian Meltzer – 757,576 New Options

(2)	All percentages are rounded to two decimal places.

10.2	Remuneration and Payments to Directors

Directors are entitled to receive directors’ fees and other remuneration from the Company in relation to services provided to the Company. Details of the cash remuneration paid or agreed to be paid to the Directors in the two years prior to the lodgement of this Prospectus (excluding GST, if applicable) are as follows:

Director	17 April 2023 – 16 April 2024	17 April 2024 – 16 April 2025
Geoffrey Kempler	$296,817	$212,817
Lawrence Gozlan	$70,000	$70,000
Peter Marks	$70,000	$70,000
Brian Meltzer	$70,000	$70,263

Note to table:

●	The remuneration set out above reflects cash paid to Directors only and includes base salaries paid in connection with director engagements, allowances for travel and compulsory contributions toward director nominated superannuation funds as required by Australian employment law.

10.3	Other

Except as disclosed in this Prospectus:

(a)	No person has paid or agreed to pay any amount to any Director or has given or agreed to give any benefit to any Director, to induce the Director to become, or to qualify as, a Director or otherwise for services rendered by the Director in connection with the formation or promotion of the Company or the Offers.

(b)	No Director has, or has had within two years of lodgement of this Prospectus, any interest in:

●	the formation or promotion of the Company; or

●	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offers made under this Prospectus; or

●	the Offers made under this Prospectus.

11.	Taxation

Recipients of this Prospectus and the Offers should seek and obtain their own taxation advice.

12.	Overseas Investors

This Prospectus and any application form do not constitute an offer in any jurisdiction in which, or to any persons to whom, it would not be lawful to make such an offer.

This Prospectus does not constitute an offer for securities in any place where, or to any person whom, it would be unlawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law, and persons outside Australia who comes into possession of this Prospectus should seek advice on, and observe any, such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the securities under this Prospectus or otherwise to permit a public offering of the securities in any jurisdiction outside Australia. The Company does, however, reserve the right (at its absolute discretion) to accept an application from a shareholder if it is satisfied that the making and acceptance of the application complies with the requirements of the relevant jurisdiction.

The Offers have not been, and will not be, registered under the US Securities Act and has not been made in the United States of America or to persons resident in the United States of America.

13.	Privacy

Personal information is collected on application forms by the Company and the Share Registry for processing applications, maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Acceptances might not be processed efficiently, or at all, if the information requested is not provided. Personal information about recipients may be disclosed to external service providers such as print or mail service providers as required or permitted by law. A recipient who would like details of their personal information held by the Company or its Share Registry, or who would like to correct information that is incorrect or out of date, should contact the Company by email, by telephone or at the address shown in the Corporate Directory. In accordance with the Corporations Act, recipients may be sent material (including marketing material) in addition to general corporate communications. Recipients may elect not to receive marketing material by contacting the Share Registry’s Privacy Officer. Recipients can also request access to, or corrections of, personal information held by the Company by writing to the Company.

14.	Electronic Prospectus

This Prospectus is available in electronic format via the ASX website, www.asx.com.au (search code “ATH”) and via the Company’s website at www.alteritytherapeutics.com.

Persons having received this Prospectus in electronic form may, during the offer period, obtain a paper copy of this Prospectus (free of charge) by contacting the Company by email to info@alteritytherapeutics.com.

Applications under the Offers may only be made in accordance with the application form which will form part of or will be accompanied by the complete and unaltered electronic version of this Prospectus. The Corporations Act prohibits any person from passing on to another person a personalised Application Form unless it is attached to or accompanied by a hard copy of this Prospectus or by the complete and unaltered electronic version of this Prospectus.

The Company reserves the right not to accept an application form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the complete and unaltered electronic version of this Prospectus.

15.	Investment Decisions

The information in this Prospectus does not constitute financial product advice. This Prospectus does not take into account the investment objectives, financial situation, tax position and particular needs of individual investors. Investors should obtain their own independent advice and consider the appropriateness of the Offers having regard to their own objectives, financial situation, tax position and needs.

16.	Future Performance

Except as required by law, and only then to the extent so required, neither the Company nor any other person warrants the future performance of the Company, or any return on any investment made pursuant to this Prospectus. An investment under the Offers should be considered speculative.

17.	Enquiries

If you have any questions regarding the content of this Prospectus or how to complete the Personalised Application Form, you should contact your stockbroker, accountant or independent professional financial adviser prior to applying for securities under this prospectus.

If you have any questions regarding the Offers, please contact the Company at info@alteritytherapeutics.com.

No person is authorised to give information or make any representation in connection with this Prospectus which is not contained in this Prospectus. Any such information not so contained may not be relied on as having been authorised by the Company in connection with this Prospectus.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors of the Company have authorised the lodgement of this Prospectus with ASIC.

/s/ Geoffrey Kempler
Geoffrey Kempler
Non-Executive Chairman